UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70808

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
        (MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __The Baldwin Group Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6720-B Rockledge Drive, Suite 450
                                  (No. and Street)

Bethesda	MD	20817
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Trevor Harkness	904-395-8039	Trevor.Harkness@Baldwin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Co
                        (Name – if individual, state last, first, and middle name)

100 E Sybelia	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor Harkness _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Baldwin Group Securities, LLC _____, as of 12/31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Trevor Harkness*

_____

Title:

Chief Compliance Officer _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

The Baldwin Group Securities, LLC

FINANCIAL STATEMENT
(Public Per Rule 17a-5(e)(3))
December 31, 2025

The Baldwin Group Securities, LLC

hab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of The Baldwin Group Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Baldwin Group Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of The Baldwin Group Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of The Baldwin Group Securities, LLC's management. Our responsibility is to express an opinion on The Baldwin Group Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Baldwin Group Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, P.A.

We have served as The Baldwin Group Securities, LLC's auditor since 2024.

Maitland, Florida

April 14, 2026

THE BALDWIN GROUP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

<u>ASSETS</u>

Cash	$ 2,059,929
Accounts receivable	27,584
Prepaid expense	2,070
Total Assets	$ 2,089,583

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Due to affiliate	305,508
Total liabilities	305,508
Member's equity	1,784,075
Total Liabilities and Member's Equity	$ 2,089,583

The accompanying notes are an integral part of these financial statement.

THE BALDWIN GROUP SECURIITES LLC
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 2025

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

The Baldwin Group Securities, LLC (The "Company"), was organized on April 12, 2019, in the state of Florda as a limited liability company. The Company was approved as a broker-dealer on March 20, 2024. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investors Protection Corp ("SIPC"). The term of the Company shall continue in perpetuity, unless sooner terminated in accordance with the provisions of its operating agreement. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a commission sharing arrangement with other FINRA member broker-dealers on mutual fund, annuity and other security transactions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

ASC 606, Revenue from Contracts with Customers requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price and (d) allocate the transaction price to the performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company derives revenue through a revenue sharing agreement with two broker dealers who engage in the securities business. The Company receives a portion of the other two broker-dealers' commissions and fees pursuant to the agreement, from the purchase and sale of securities, direct business and advisory fees generated by representatives of the two respective broker dealers in exchange for providing infrastructure including support personnel and rent. Revenue is recognized on the trade date of the securities transaction as that is when the Company believes all performance obligations have been satisfied.

THE BALDWIN GROUP SECURITIES LLC
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 2025

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2025, the Company had no cash equivalents.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a commission sharing arrangement with other FINRA member broker-dealers on mutual fund, annuity, and other security transactions. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who in conjunction with the parent company evaluates the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,754,422, which exceeded the required net capital by $1,734,054 and a total aggregate indebtedness of $305,508. The Company's aggregate indebtedness to net capital ratio was .1741 to 1 at December 31, 2025.

THE BALDWIN GROUP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 2025

NOTE 4 – SEA RULE 15C3-3 EXEMPTION

The Company is not claiming exemption under paragraph (k) of 17 C.F.R. §240. I5c3-3 for the year ended December 31, 2025. The Firm is in reliance on footnote 74 of the 2013 SEC Release 34-70073.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered an expense sharing agreement with Baldwin Group Financial Service Holdings, LLC (F/N/A) BRP Financial Services Holdings, LLC, the parent company. The agreement provides that the Company will provide administrative services and facilities at the Company's office space located in Bethesda, MD.

The Company affiliate, The Baldwin Group Financial Services Holdings, has paid some of the Company's regulatory and other operational expenses which amounted to $305,508 which is due to the related party as of December 31, 2025.

NOTE 6 – FAIR VALUE

Certain financial instruments are carried at cost on the balance sheet, which is approximately fair value due to their short-term, highly liquid nature. These instruments include cash, accounts payable and accrued expenses.

NOTE 7 – CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company maintains checking in a financial institution. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the banks and believes that any potential credit loss is minimal. At December 31, 2025, all the Company's cash is held at one financial institution.

NOTE 8 – INCOME TAXES

The Company is a Florida LLC. The members of LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision for federal or state income taxes has been included in the financial statements.

The Company files an income tax return in its federal, state and local jurisdiction. The Company is not subject to federal, state and local income tax examinations by tax authorities for years prior to 2024.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company. Certain conditions may exist as of the date financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un asserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2025, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statement.

NOTE - 10 Subsequent Events

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date these financial statements were available to be issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements.